SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 25 November, 2004

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

EXPLANATORY NOTE

This Amendment No. 1 to our Interim Results for the six months ended September 30, 2004, as furnished on Form 6-K on November 26, 2004 (the Original Form 6-K), amends the Original Form 6-K to remove the language incorporating the Original Form 6-K by reference into the Registration Statement on Form F-3, File No. 333-13182, filed by United Utilities PLC on 20 February, 2001, as amended on 4 April, 2001, and into the prospectus that forms part of that Registration Statement. The language incorporating the Original Form 6-K by reference into the Registration Statement and the prospectus that forms part of that Registration Statement was inadvertently included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 15 December 2004	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit

99.1	Interim Results for the six months ended 30 September 2004